DOCUMENT
TYPE-40-17F2
SEQUENCE-1
FILENAME-r4017f2-052804.txt
DESCRIPTION-DREYFUS HIGH YIELD STRATEGIES FUND
TEXT


		United States
          SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 2006
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.15

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  May 28, 2004

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

  Dreyfus High Yield Strategies Fund
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4. Address of principal executive office (number,street,city, state,zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Dreyfus High Yield Strategies Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the Act) as of May 28, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board
(United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 28, 2004, and with respect to agreement of security purchases and sales, for the period from March 31, 2004 (the date of our last examination), through May 28, 2004:
1. 	Examination of Mellon Bank N.A.'s (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2. 	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by Custodian but not included in 1) and 2) above;
4. 	Reconciliation between the Fund's accounting records and the custodian's records as of May 28, 2004;
5.	Agreement of pending trade activity for the Fund as of
May 28, 2004 to documentation of corresponding subsequent cash receipts and/or payments;
6.	Agreement of Dreyfus Family of Funds' trade tickets for eight purchases and seven sales or maturities for the period March 31, 2004
(the date of our last examination) through May 28, 2004,to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
7. 	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;
8.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report")
for the period January 1, 2003 through December 31, 2003 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2004 through May 28, 2004.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Dreyfus High Yield Strategies Fund complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2004, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus High Yield Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
August 26, 2004

August 26, 2004




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of the Dreyfus High Yield Strategies Fund (the "Fund") is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with requirements of subsections (b) and (c) of Rule 17f-2 as of May 28, 2004 and from March 31, 2004 through May 28, 2004.

Based on this evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 28, 2004 and from March 31, 2004 through May 28, 2004 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus High Yield Strategies Fund



James Windels
Treasurer